Information on the Company

History and development of the company

Our origins date back to 1901, when the Postmaster-General's Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since that time we have been transformed and renamed several times as follows:

    the Australian Telecommunications Commission, trading as Telecom Australia in July 1975;
    the Australian Telecommunications Corporation, trading as Telecom Australia in January 1989;
    the Australian and Overseas Telecommunications Corporation Limited in February 1992;
    Telstra Corporation Limited in April 1993, trading internationally as Telstra; and
    trading domestically as Telstra in 1995.

We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia's telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997, under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange and on the New Zealand Stock Exchange. American depositary shares, each representing five shares evidenced by American depositary receipts, have been issued by the Bank of New York, as depositary and are listed on the New York Stock Exchange.

A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the Australian Stock Exchange, the New Zealand Stock Exchange and the New York Stock Exchange on 18 October 1999. The Commonwealth currently owns approximately 50.1% of our issued shares and it is required by legislation to own at least that much.

Organisational structure

Our current structure changed in August 2002 and consists of seven strategic business units and is outlined below.

Strategic business units

    Domestic Retail: Our domestic retail business is divided into three strategic business units: Telstra Retail, Telstra Mobile and Telstra Country Wide® and is responsible for approximately 9 million Australian fixed line services comprising 6.5 million Telstra Retail services and 2.5 million Telstra Country Wide® services and over 5.9 million mobile services.
      Telstra Retail's primary activities are sales, marketing, products service innovation, customer care and billing. Telstra Retail also manages our information, connection and public payphone services, as well as our advertising and directories business. In addition, it sells and provides customer services for a comprehensive range of products, services and customer-driven solutions ranging from basic telephony services to complex voice and data networks.
      Telstra Mobile is responsible for our mobile and wireless networks and associated systems within Australia. It manages all mobile voice and data retail sales and after sales support, customer service, billing, product development and pricing. Telstra Mobile is also responsible for managing the network of Telstra Shops, including dedicated business stores and licensed stores around Australia. This business unit was previously called Telstra OnAir™.
      Telstra Country Wide® is responsible for providing telecommunication services to customers in regional, rural and remote parts of Australia. This business unit was formed in June 2000, with a key strategy to establish a strong presence and grow our business in regional Australia. Telstra Country Wide® is responsible for the telecommunications needs of consumers and businesses that reside and operate outside the mainland major metropolitan areas and in all of Tasmania, the Northern Territory and overseas territories.
    Telstra Wholesale is responsible for providing a full range of products and services to the Australian wholesale domestic market. Telstra Wholesale services over a hundred customers. Among the products Telstra Wholesale provides are interconnection products, access to our network facilities, wholesale data, transmission and IP products, wholesale mobile products and retail/rebill products. Our wholesale customers include licensed carriers, carriage service providers and ISPs.
    Telstra International manages our international interests, including CSL in Hong Kong, TelstraClear in New Zealand and our major joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on opportunities in wireless, data and internet in the Asia Pacific region.
    Infrastructure Services is responsible for customer service operations including installation and repairs in addition it has responsibility for the operations of Telstra's communications networks. Our wholly owned subsidiary, Network Design and Construction Limited (NDC), is part of the portfolio of Infrastructure Services. NDC competes for some of our annual network expenditure against other suppliers. It also performs construction activities and provides turnkey solutions for others, including other telecommunications companies.
    Networks and Technology Group was previously part of Infrastructure Services. It was separated in August 2002 and given separate responsibility for research and development, planning, design and strategy of our communications networks and associated systems that deliver technology solutions, our products, services and customer support.

See "Operating and Financial Review and Prospects" for a discussion of the financial performance of our reportable segments during the last three fiscal years.

A list of our controlled entities is provided in note 23 to our financial statements. Our joint venture entities and associated entities are listed in note 24 to our financial statements.

Corporate centre functions

    Finance & Administration is responsible for strategic planning and investment opportunities and provides corporate policy and support functions, including finance, risk management and assurance, shared services for processing functions, credit management, treasury, investor relations, acquisitions and divestments, productivity directorate and other corporate services. In addition, it is responsible for the financial management of the majority of our fixed assets, including network assets, through the Asset Accounting Group.
    Legal & Regulatory provides legal services and corporate secretarial functions and has responsibility for regulatory positioning and negotiation, including assessment of regulatory decisions and preparation of submissions to industry regulators.
    Corporate & Human Relations manages corporate communications and public affairs across Telstra including media relations, employee communications, corporate image and reputation and external relations including government affairs. It also manages personnel, organisation effectiveness, health and safety, remuneration, training and leadership development programmes.

Our organisational structure for financial reporting purposes has evolved over recent years to meet our business needs and has included the following:

    in fiscal 2000, the business unit reporting structure changed to: Commercial & Consumer, Telstra Business Solutions, Telstra OnAir™, Wholesale & International, Convergent Business and Network and Technology Groups;
    in fiscal 2001, the business unit reporting structure consisted of Telstra Retail (including Telstra Country Wide®), Telstra OnAir™, Telstra International and Infrastructure Services & Wholesale; and
    in fiscal 2002, the business unit reporting structure consisted of Telstra Retail, Telstra Country Wide®, Telstra Mobile (previously Telstra OnAir™), Telstra International, Infrastructure Services (including Networks & Technology Group which was separated in August 2002) and Telstra Wholesale. We combine Telstra Retail and Telstra Country Wide® as a single reportable business segment as they are considered substantially similar.

Marketing and customer service

From supplying Australia's largest public and private sector organisations, to supplying people who use our services at home, Telstra is Australia's leading fully integrated telecommunications provider.

Using sophisticated customer analytics, we target our offers, advertising and customer contact based upon our customers' needs. This has helped us to understand their needs and consequently improve our relationships with our customers, which has become one of our key competitive advantages.

Residential customers and small businesses

We segment our residential customers based upon their usage and lifestyle patterns. We segment our small business customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is then used to tailor our marketing campaigns.

We enable customers to interact with us online, face-to-face via our shops, through door-to-door sales representatives and by telephone sales channels.

Medium and large businesses and governments

To help identify businesses' key drivers and develop appropriate telecommunications packages, business customers have been segmented by size and industry: medium and large businesses and Australian Federal, State and Territory Governments.

During fiscal 2002 a customer relationship management system was implemented which will broaden our understanding of our relationships with customers through better tracking of customer information. An extension of this system has been delivered to our indirect sales channels to allow better information flow between our direct and indirect sales force.

Significant focus has also been placed on education of our staff to equip them to better service the needs of the growth area of our business, data products and solutions. In particular, our account managers and communications consultants have received detailed training to improve their technical skills.

Mobile telecommunications customers

Telstra Mobile offers mobile voice and data products and services on both our GSM and CDMA digital networks. We offer a range of targeted solutions to all of our customer segments focussing on the unique communications needs of each customer group. We meet the sales and service needs of our customers directly through a variety of channels including: internet, telephone, Telstra Shops, Telstra Licensed stores, Telstra Business Shops and indirectly through more than 5,500 retail outlets nationwide in conjunction with our channel partners.

Regional, rural and remote customers

Telstra Country Wide®was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. Through an organisational network led by 28 regionally-based area general managers across four regions, the sales, marketing, customer service, installation and fault repair requirements of customers in regional, rural and remote Australia are being addressed at a local level.

Wholesale customers

Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market. Our wholesale customers include licensed carriers, carriage service providers and ISPs. Telstra Wholesale has established healthy commercial relationships with the majority of these customers by providing appropriate product solutions and improving the way in which our customers interact with us. We intend to continue extending our wholesale product range and improving our online ordering, billing and assurance processes. We now provide our customers automated online interfaces on our website, telstrawholesale.com.

Sensis® directory advertising

We distribute printed advertising directories, White Pages® and Yellow Pages®, to virtually every household and business in Australia. Both advertising directories are available in print, voice and online media and White Pages® directories are also available on CD-Rom. Over 400,000 customers advertise in our directories. We advertise and promote our directory products to end users to enhance the value of the directory products as an advertising medium. At the same time, we promote our products directly to advertisers.

Global business customers

We support multinational companies' business operations through a number of specialist offices located internationally. Through our own capacity, strategic alliances and ventures, we offer global voice, data and wireless services, internet, network management and call centre solutions.

Products and services

We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our operating revenue by major product and service category and as a percentage of total operating revenue for the last three fiscal years. See also "Operating and Financial Review and Prospects" for a discussion of the revenue performance of our products and services during the last three fiscal years.

Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and sales category
	Year ended 30 June
	2002		2001		2000
	(in millions, except percentage of revenue)
	A$	%(2)	A$	%(2)	A$	%(2)

Basic access	2,734	13	1,821	8	2,005	10
Local calls	1,947	9	2,143	9	2,646	13
National long distance	1,168	6	1,267	5	1,406	7
Fixed-to-mobile	1,419	6	1,287	6	1,220	6
International telephone services	409	2	786	3	972	4
Mobile services	3,242	16	2,906	13	2,667	13
Mobile handsets	233	1	215	1	326	2
Data and internet services	3,138	15	3,180	14	2,841	14
Directory services	1,169	6	943	4	1,122	5
Customer premises equipment	226	1	280	1	336	2
Intercarrier services	1,121	5	1,133	5	828	4
Inbound calling products	348	2	434	2	433	2
Solutions management	352	2	306	1	235	1
Various controlled entities	2,001	10	1,349	6	910	4
Other sales and services	689	3	629	3	1,396	7
Sales revenue	20,196	97	18,679	81	19,343	94
Other revenue (1) (excl. interest income)	606	3	4,304	19	1,162	6
Total operating revenue (excl. interest income)	20,802	100	22,983	100	20,505	100

(1) Other revenue includes revenue from sale of assets/investments, dividends received/receivable and miscellaneous revenue. Interest received/receivable is now included in net interest. Refer Table 25.
 (2) Represents percentage of total operating revenue contributed by each product and service category.

Basic access

We provide basic access services to most homes and businesses in Australia. We also sell access services to carriage service providers who then sell these services to their customers. Our basic access service consists of installing, renting and maintaining connections between our customers' premises and our PSTN to provide basic voice, facsimile and internet services. Our basic access service does not include enhanced products like ISDN access, ADSL and FaxStream® services. These are recorded under "Data and internet services".

We charge our customers fees for connecting new lines and reconnecting existing lines. We charge all our residential customers approximately the same rates for basic access service even though it is more expensive for us to provide basic access service in rural areas.

Housing growth and customer requirements for additional basic access lines drives demand for residential basic access lines. Growth in basic access lines has slowed in recent years but this has been offset, to some extent, by our success in encouraging customers to adopt alternative access services that have more capabilities, such as ISDN services and new internet access products. Growth in the number of home offices and increasing demand for integrated voice and data services has caused some of our customers to switch to these alternative access services.

We market additional lines in areas where we have capacity available and in other areas, we augment our network capacity with a range of technologies, including ADSL. We have been selectively upgrading our customer access network to reduce the number of faults and thereby improve our service levels. This upgrade has also assisted us to meet the demands for service in a more timely way and provide our network with additional capacity for further growth in the volume of lines.

Local calls

We provide local call services to most residential and business customers in Australia. We generally charge for local calls on an untimed per call basis with a lower rate for calls within the same exchange area referred to as a Telstra Neighbourhood Call®. We also provide local call services to carriage service providers at a commercially negotiated or regulated rate. These carriage service providers resell local call services and bill their customers directly.

National long distance calls

We are the leading provider of national long distance services in Australia. This comprises national long distance calls made from our PSTN network by residential and business customers, to a fixed network. We also provide national long distance services to other carriers for resale.

We charge for national long distance calls on a timed basis after a call connection fee. Charges usually depend on the duration, destination, time of day and day of the week of the call but are also offered on a capped price basis. We offer a suite of calling options to allow customers to choose the package most suitable for their individual needs.

In addition, we offer a variety of specials to increase the use of our network in low demand periods.

Fixed-to-mobile calls

Fixed-to-mobile calls relate to calls made from our PSTN network to a mobile network. We charge for fixed-to-mobile calls on a timed basis after a call connection fee. Charges usually depend on the duration and time of day or day of the week of the call and whether or not the mobile called is a Telstra mobile service. We also offer capped calls on some of our package options during certain times and on specified days of the week, for calls made to Telstra mobile services.

International telephone services

We are the leading provider of international telephone services in Australia offering customers international telephone services to more than 230 countries and territories. In addition, through REACH, we offer international outbound telephone services on a wholesale basis.

We generally charge for international telephone calls on a per second basis after a call connection fee. The charge usually depends on the duration of the call and the destination of the call regardless of the time of day or day of the week on which the call is made. Our International 0018 Easy customers to purchase calls in 30 minute blocks of time using the dialling code 0018. In the first quarter of fiscal 2002, a new 0011 10 minute capped call offer was introduced for HomeLine™ Plus and BusinessLine™ Plus customers to encourage more frequent calling overseas. We also market a range of specials to attract new customers and encourage existing customers to call more often.

Residential customers make most of our international outgoing calls, treating these calls as a discretionary expense, more so than national long distance calls. As prices have fallen, our customers have made more calls for longer periods of time.

REACH now provides the connections we use to supply international services to our wholesale and retail customers. Prior to the creation of REACH, inbound and outbound traffic on the international network was delivered largely under bilateral contracts with major overseas carriers. We now have services agreements with REACH to cover these arrangements. These agreements are discussed in "Major Shareholders and Related Parties - Related party transactions".

REACH pays us for international traffic that terminates in Australia. These termination charges are based on the cost of delivering traffic to destinations in Australia, using the domestic network.

Mobile goods and services

We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue, the number of customers and the geographical coverage of our services.

The mobile telecommunications market in Australia is characterised by a significant degree of penetration. Currently more than 60% of the Australian population have mobile services. With our evolution into mobile data products, we also provide our customers with a range of messaging, information, transaction and entertainment services. We are increasingly offering our business customers a variety of wireless data applications that enhance productivity.

The Australian mobiles market is highly competitive. To compete in this market, we rely on:

    our innovative marketing plans;
    our network coverage and quality;
    using a number of different distribution methods to deliver our products and services to our customers; and
    our well-known and trusted brand name.

Our mobile telecommunications services include:

    digital cellular services;
    sales of mobile handsets; and
    a wide range of added features and functions for communication via voice or data.

Our digital mobile service allows customers to send and receive voice and data calls. We also offer our mobile customers additional services, including:

    MessageBank®;
    Call Waiting;
    Call Forwarding;
    Calling Number Display;
    mobile facsimile and data services;
    Memo;
    Call Connect;
    International Roaming;
    SMS including PocketNews®;
    SAM (short audio messages);
    WAP services, including content such as financial information, sports, e-mail, weather, flights and directories;
    packet data services using GPRS; and
    other entertainment and information services available through telstra.com® and communic8®.

On 28 June 2002, we acquired PCCW's 40% interest in Joint Venture (Bermuda) No.2 Limited (known as Regional Wireless Company or RWC) - giving us 100% ownership of Hong Kong CSL Limited (CSL), a leading provider of mobile services in Hong Kong. CSL's pedigree of technical innovation in areas such as Multi Media Messaging (MMS) and Mobile Number Portability (MNP) provides great learning opportunities for us and will produce opportunities in the Australian and international markets.

For further information see "Information on the Company - International investments".

GSM digital service

Our digital GSM network covers more than 95% of the Australian population. We have continued to expand our digital GSM coverage into regional centres and along highways that link regional centres. We have also focused on improving depth of coverage in major cities, particularly in-building and underground coverage. We offer international roaming in over 100 countries.

We offer our GSM customers a wide selection of products and services giving them maximum flexibility and choice. Customers are rewarded for their usage and loyalty through prices that reduce the more time they spend on calls and through monthly loyalty bonuses (on member plans) that may be used to repay a handset or reduce their monthly bill.

CDMA digital service

Our CDMA network offers the largest cellular mobile phone coverage in Australia, reaching more than one million square kilometres using an external antenna, covering more than 97% of the population. The CDMA network has 2,192 base stations. CDMA has a number of advantages over GSM in some applications for users who require wider service coverage and faster data speed than circuit-switched GSM. Customers are increasingly connecting to our CDMA network and it is one of the fastest growing areas of the mobile business.

Telstra Mobile Satellite

In fiscal 2002 we launched Telstra Mobile Satellite, which is a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium® (registered Trade Mark of Iridium Satellite LC) Low Earth Orbit satellite system, which provides global mobile satellite phone coverage. We have signed a service partner agreement to sell the Iridium® service including handsets, antennas and airtime.

Data and internet services

We provide new generation data and internet services such as:

    internet access (Telstra's ISP service - BigPond™ Home, BigPond™ Business, BigPond™ Broadband and Internet Direct);
    IP Solutions including Private IP, Wideband IP and Dial IP;
    domestic and international frame relay; and
    domestic and international ATM and global private IP.

We also provide traditional data services such as:

    dedicated network solutions including digital data services, voice grade dedicated lines, packet switched services, media, audio and video network services; and
    ISDN for entry level data networks, including tails to Wide Area Networks and dial up data solutions for internet access and teleworking.
Our strategy for data and internet services is:
    improved service delivery of traditional data services;
    leveraging existing customer relationships with a view to migrating customers from traditional data services to new generation data and internet services;
    developing innovative new generation IP and internet services;
    enhancing our services in storage, hosting, virus protection, firewall, WAN/LAN, IMS and iTrust; and
    developing integrated managed solutions.

We are also leveraging off our strong position as a provider of data and IT products and our existing competencies in supplying corporations' outsourcing requirements to provide managed storage systems and managed hosting solutions.

Telstra dial IP enables customers to remotely access their office network at anytime over any standard telephone line (PSTN/ISDN) from Australia, or other countries. Our private IP solutions offer networking which enables businesses to access their network via frame relay, ISDN, ATM, ADSL, secure dial up or via wireless access, as suited to the requirements of each site and application. Customers can rely on the built-in intelligence and security of our IP network to manage the routing and delivery of their valuable data. Our wideband IP service offers bandwidth-on-demand access dynamically controllable through a secure, personalised web page. This enables local area networking (LAN) interworking between offices to be extended on demand to accommodate applications such as large file transfers or video conferencing.

Telstra BigPond™ Direct provides larger corporate, government and wholesale customers with high quality dedicated internet access within Australia at transmission rates up to 155 Mbps via ATM. In addition, we offer a range of internet products and packages under our BigPond™ brands. Telstra BigPond™ Home and Business offer dial-up modem and ISDN internet services to residential and business users across Australia through over 100 different points of presence (PoPs). Telstra BigPond™ Broadband provides broadband internet services to consumer and business customers via hybrid fibre coaxial cable, satellite or ADSL access technologies.

We also provide our MegaPoP® product which allows dial IP access for ISPs and carriage service providers to support public dial up internet access from PSTN/ISDN.

In May 2002 we launched a new fast internet access product called Broadband Regional Connect which is a reliable and affordable internet access alternative to two way satellite and ADSL. Broadband Regional Connect combines two widely available technologies, namely ISDN and Satellite - to deliver dedicated 400 kbps downstream and dedicated 64 kbps upstream internet connection.

Satellite is universally available in Australia and ISDN can be accessed by 96% of the population, including 65% of farmers. Apart from the benefits of faster internet access, the digital line into the home allows normal telephone and fax calls to be made at the same time as accessing the internet or sending data.

Transaction services

We, together with Keycorp Limited, carry EFTPOS transactions from retail outlets to their acquiring financial institutions. These services are provided over secure dial and dedicated networks.

We offer a range of electronic commerce services such as electronic data interchange-based trading networks and business-to-consumer applications to support online payments and general insurance products.

Other data services

We offer other data services, in some cases with business partners, including:

    games-based entertainment, children's education and online music services;
    conferencing services that provide audio, video and internet conferencing, which includes the Conferlink product range;
    V-commerce™ services based on interactive voice response technology; and
    administration and support services to funds managers for their back office administration and asset management operations.
Text services

Our text services consist mainly of facsimile products and services marketed under our FaxStream® brand name.

Online services

In March 2000, we announced the availability of our online communications hub, telstra.com®. Since this launch, the communications hub has grown substantially, from around 565,000 subscribers in June 2000 to more than 1,274,000 subscribers at 30 June 2002.

telstra.com® provides access to a number of services and features, including:

    information about our products and services;
    current Telstra corporate and investor relations information;
    access to online messaging applications such as web-based email and online SMS;
    the ability to view and pay Telstra accounts online, as well as order Telstra products and services; and
    acting as a springboard to our ISP business - Telstra BigPond™.

Extensive work will be undertaken in fiscal 2003 to further develop telstra.com® to enhance it as an effective channel to market our products and services.

Advertising, Information and Directory services

We are the main provider of advertising directory services in Australia through our advertising business and wholly owned subsidiary Sensis® Pty Ltd, previously named Pacific Access Pty Ltd. The former Pacific Access was rebranded "Sensis®" on 19 August 2002.

Sensis® is a leading provider of advertising, information and directory solutions to small and medium enterprises (SMEs), corporations, consumers and government.

The directory and advertising services we offer include printed White Pages® directories and Yellow Pages® directories, which are also available through voice and online media. The White Pages® directories are also available on CD-Rom. Each telephone subscriber receives one free listing of name, address and telephone number in the White Pages® directories and may purchase special listings, such as bolded printing. Businesses may list their business details in our Yellow Pages® directories free of charge, or purchase premium advertising and promotional space.

During fiscal 2002 Sensis® acquired the online city guide business, CitySearch Australia Pty Ltd (CitySearch). The acquisition provides Sensis® with additional traffic and content which expands its internet user base.

We operate five internet sites that are among the most frequently visited Australian internet sites:
    Yellow Pages® OnLine site (www.yellowpages.com.au);
    White Pages® OnLine site (www.whitepages.com.au);
    GOeureka™ site (www.goeureka.com.au);
    location and navigation site Whereis™ (www.whereis.com.au); and
    CitySearch site (www.citysearch.com.au) we recently acquired.

Although most commonly known for its directory advertising through the White Pages® and Yellow Pages® print and online directories, Sensis'® business scope also extends to non-directory advertising such as internet media sales through Sensis® MediaSmart, Sensis® WebWorks, CitySearch online and business services and applications such as Whereis™ location and navigation solutions, Electronic White Pages®, the Macromatch® service and an electronic catalogue solution to be launched in October 2002. One of the company's most significant assets is its comprehensive content across business, consumer, geographic and lifestyle markets.

Sensis'® media sales business (Sensis® MediaSmart) manages online advertising campaigns across all of Sensis'® online sites, as well as on telstra.com®, Telstra BigPond™ and a range of third party sites. As a result of the recent acquisition of BMC Media's Web Ad Sales business, Sensis® MediaSmart is now placed among Australia's top four internet media sales businesses.

Customer Premises Equipment

We provide telephones, facsimile machines and other telecommunications equipment for rental or sale to our customers. Prior to the sale of our PABX business in the first half of fiscal 2002 we also maintained PABX systems for our customers and charged a maintenance fee for this service.

Intercarrier services

We provide telecommunication services to other carriers or carriage service providers. During the three-year period many new competitors have entered the Australian telecommunications market and as the Australian telecommunications market expands demand for our intercarrier services may increase. The prices we charge other carriers and carriage service providers are regulated.

Inbound calling products

We offer:

    inbound call services including Freecall™ 1800, which is a reverse charge call service used widely by large and small businesses to extend their market reach and attract sales;
    Priority® One3 shared cost services, 6 digit one national number used by larger businesses as a front door to their call centres and franchise operations for service calls;
    Priority® 1300 services, 10 digit number, similar to Priority® One3 service, used when short number format is not required;
    call centre products such as network-based services for business call centres that include interactive voice response and online customer selection menus; and
    InfoCall® 190 - telephone premium rate services, where we bill the calling customers for both content and carriage on our bill and undertake a revenue share arrangement with the service provider.

We also supply a range of products to our consumer and business customers that offer alternative billing options, including prepaid cards, automated reverse charging and calling cards. Our inbound calling products also form part of our Contact Centre Solutions offerings to enterprise and corporate customers.

Solutions management

We provide management of all or part of a business customer's IT and telecommunications services including management of each of the following:

    managed voice services: our network based enhanced voice and data switching products and IP-VPN products and the provision of related professional services;
    managed data services: our core data products including IP-based network solutions, ATM, frame relay, ISDN, ADSL and dedicated data network, equipment and the provision of professional services;
    managed contact services: a customer's call or contact centre including network services, equipment and third party hardware/applications and professional services;
    managed mobility services: fleet management of mobile phone networks and new wireless based technologies such as wireless LANs;
    managed IT services: IT based products and services including firewalls, desktops, peripheral services and application service products; and
    whole of business solutions: complex once off or whole of business solutions incorporating a range of the above services.

Other sales and services

Our other sales and services mainly include payphones, domestic information and connection services, video and teleconferencing and audio and video services.

We provide information and connection services through a number of call centres in Australia and through White Pages® OnLine and Yellow Pages® OnLine. We provide voice recognition technology to allow the automation of the 2,200 most frequently requested numbers. In fiscal 2002, we responded to over 276 million calls with the majority of these basic operator services being provided without charge to the customer. For the last three years we have charged for directory assistance services provided to mobiles and business customers. We cannot charge or amend charges for our directory assistance services without the approval of the Communications Minister.

Payphones

We are the leading provider of payphones in Australia. As at 30 June 2002 we operated approximately 34,000 public payphones. Other private operators have approximately 38,000 payphones that are connected to a payphone access line provided by us. Our Universal Service Obligation (USO) requires us to make payphone services reasonably accessible throughout Australia, including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas.

Wholesale services

In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:

    interconnection services including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;
    domestic and international transmission services, including leased lines;
    Broadband, IP backbone and traditional data services; and
    mobile telecommunications services.

Wholesale manages and delivers a full range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer.

Pay television

We own 50% of FOXTEL with Publishing & Broadcasting Ltd (PBL) and The News Corporation Limited (News Corporation) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of pay TV services in Australia to participation in FOXTEL. PBL and News Corporation have made long term programming commitments to FOXTEL.

FOXTEL has entered into various programme supply arrangements, including some with minimum subscriber fee commitments. Refer "Operating and Financial Review and Prospects - Contractual obligations and commercial commitments" for further detail regarding our exposure to these commitments.

We are the exclusive long-term supplier of cable distribution services for FOXTEL's cable pay television services in our cabled areas and we receive a share of FOXTEL's cable pay television revenues. We have agreed with FOXTEL that we will not supply pay television distribution services on our broadband cable network to anyone else unless we are required to do so by law. In addition, we can independently, or through partnerships and alliances, provide a broad range of other communications, data and information services using our broadband network.

Under arrangement with the FOXTEL partners, FOXTEL may provide, in addition to pay TV services, a limited range of information and other services, but it may not supply telephony services. Within cabled areas, there are limitations on FOXTEL's ability to provide services, including online services. Outside cabled areas, FOXTEL may decide to provide a range of information and other services, including online services, but must give preference to us in partnering to develop those services.

In fiscal 1999, FOXTEL introduced a commercial satellite service which enables pay television to be delivered to approximately two million homes not passed by our broadband cable, excluding homes in areas serviced by the Australian pay TV provider, Austar. FOXTEL has licensed movie programming to Austar for satellite delivery in areas serviced by Austar on an exclusive basis, with the effect that FOXTEL may not provide a satellite service containing this programming in those areas.

FOXTEL has the exclusive pay TV rights to the Australian Football League (AFL) matches. The AFL is a major component of sports viewing in Australia. Under the terms of the agreement negotiated with the AFL in 2001, FOXTEL has acquired the exclusive pay TV rights to all AFL matches for a term of five years commencing in 2002. The agreement also obliges FOXTEL to offer some form of AFL to the other pay TV operators, namely Austar and Optus Vision. However, FOXTEL is free to set the charge for such a service.

On 5 March 2002 we and FOXTEL announced an agreement, which subject to regulatory review and content supplier consents, is proposed to commence in the first half of fiscal 2003. If approved this will enable us to bundle FOXTEL's pay TV service with telephone and internet services and charge customers for them on a single Telstra bill.

Also on 5 March 2002, FOXTEL and SingTel Optus announced that they have entered into an agreement, which is subject to regulatory review and the various consents of content providers. This agreement would allow SingTel Optus to resell FOXTEL pay TV channels on the Optus Vision cable network. Under this agreement, FOXTEL would assume some of Optus' rights and financial obligations under its movie and other content arrangements. FOXTEL would also supply some Optus Vision content over the FOXTEL platforms. If approved the FOXTEL service to be received by SingTel Optus customers is expected to commence on 1 November 2002 and run until 2010.

Recently the ACCC indicated that it believes the agreement for the supply of FOXTEL programming to SingTel Optus mentioned above would result in a lessening of competition. Subsequently, we and FOXTEL offered draft undertakings to the ACCC that are designed to overcome their concerns. These are currently under consideration by the ACCC. The draft undertakings include an access regime that will allow third parties to gain access for their programming to the Telstra cable and the FOXTEL set top units.

International investments

A component of our strategy is to expand our business activities outside Australia, through investment, acquisition and alliance opportunities generally, particularly in the areas of mobile, data and internet, in the Asia Pacific region. Our most significant international investments include:

    REACH, a 50:50 joint venture with PCCW and one of the leading wholesale providers of combined voice, data and internet connectivity services in the Asia-Pacific region. In December 2001 REACH agreed to acquire the Asian assets of Level 3 Inc. That acquisition provides REACH with substantial Asian and trans-Pacific capacity at a much lower cost than it would take to build, while increasing its capability to deliver end-to-end services to new markets such as Japan, Taiwan and Korea;
    Regional Wireless Company (RWC) which owns one of Hong Kong's leading mobiles businesses, Hong Kong CSL Limited (CSL). CSL is the second largest mobile operator in Hong Kong with over one million customers and a market share of around 20%. CSL was the first company in Asia to launch the Multi Media Messaging service (MMS) on its GPRS (2.5G) network in March 2002 and had successfully conducted a MMS roaming trial with China Mobile. CSL was awarded one of the four licences to operate a 3G network in Hong Kong in October 2001. On 28 June 2002 we acquired PCCW's 40% interest in RWC, giving us 100% ownership of the company; and
    TelstraClear which is the second largest full service carrier in New Zealand, providing innovative voice, data, internet, mobile, managed services and cable TV products and services to more than 11% of the New Zealand market. New Zealand is a strategically important market for our trans-Tasman customers and this acquisition enables these important customers to receive the same end-to-end services that we provide, in a seamless way. In December 2001 we increased our holding in TelstraClear (formerly TelstraSaturn Limited) by 8.43%. Our 58.43% interest represents a controlling interest in this company. At the same time we acquired CLEAR Communications Limited.

We also have a number of smaller offshore investments and joint ventures, which include:

    a 35% equity interest in the satellite communications operator, Xantic (formerly Station 12 B.V.) in the Netherlands; and
    a 39.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider, based in Bermuda.

We are also currently investigating opportunities in China and South East Asia. For example, subsequent to the initial co-operation agreement with China Unicom in March 2001, we signed an extended Memorandum of Understanding with China Unicom in November 2001, to jointly explore business partnerships and opportunities in China. We are also building on our successful experience in providing telecommunications for the Sydney Olympics and endeavouring to work closely with the Beijing Organising Committee for the 2008 Olympic Games.

Network and systems

One of our major strengths in providing integrated telecommunications services is our vast geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia's domestic and international voice and data telephony traffic. This large, diverse network is monitored and supported through a largely centralised global operations centre, which has a fully tested recovery plan which enables network management to be transferred to an alternate location in the event of an unforeseen disaster.

Ongoing substantial investment of both capital and resource is required to ensure that we maintain this leading position from both a technology and industry position. An example of how this requirement has been effectively met through fiscal 2002 is Telstra's investment in the Voice on Packet Core technology. This network investment will see the first deployment of telephony servers and media gateways into our core transmission network for the carriage of traditional voice traffic. This technology allows us to convert traditional circuit switched voice traffic into data packets and carry it much more cost effectively across the network.

Research and development

Telstra reviews its project expenditure at the end of each financial year to determine actual spend on research and development, and our reviews show that we spent A$160 million in fiscal 2002, A$217 million in fiscal 2001 and A$158 million in fiscal 2000 on research and development. For a detailed discussion of our research and development refer "Operating and Financial Review and Prospects - Research and development".

Transmission infrastructure

Our domestic inter-exchange transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 3.4 million kilometres of optical fibre and approximately 2,260 digital radio systems. Our major transmission routes incorporate synchronous digital hierarchy technology. We have implemented more Wave Division Multiplexing (WDM) technology with another system built between Melbourne and Sydney, increasing the total length of the network by 2,000km to 22,000 kilometres. A further 8,177kms is under construction and will be completed in fiscal 2003.

In addition we are seeking tenders from suppliers for the provision of 10G/Bit Dense WDM systems from Perth to Adelaide, Adelaide to Melbourne, Melbourne to Sydney and Sydney to Brisbane.

Our international switching and transmission requirements are provided by REACH, which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH operates the largest and most highly meshed IP backbone network in Asia and has investment interests in more than 50 submarine cable systems worldwide.

REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible, and to provide route diversity and circuit redundancy as well as specialist satellite-based applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

Public Switched Telephone Network (PSTN)

Australia's geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to over 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies are used to achieve end-to-end connections. Access to the world is achieved through REACH's international gateway switches and our intelligent network (IN) platforms provide advanced services including toll-free and calling card products.

A trial of CDMA-based wireless local loop equipment is now complete and this technology will soon be used to provide telephony access for customers to whom traditional copper pair access is unavailable or impracticable. Application of such technologies is aimed to provide economic solutions to formerly difficult situations while meeting service standards.

The PSTN supports voice, facsimile and data products and the rapid growth in popularity of the internet has changed PSTN usage, influencing capacity considerations. The Telstra PSTN now handles more minutes of internet traffic than voice traffic. The combination of new broadband access services and growth in dial-up internet usage, messaging services and mobile telephony is leading to convergence of voice and data in the longer term, one of which was formerly reserved solely for data applications. This will provide a solid base for seamless transition to future convergent service provision.

Our network supports a range of switch features which facilitate voice calls. These could include products like Homeline™ Features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks. New types of telephones and customer premise equipment which make these features more accessible and easy to use are continually entering the market.

The PSTN also supports many operator assisted service products such as directory assistance and CallConnect. We are seeking to enhance these services by automating them with new voice recognition technology.

Integrated Services Digital Network (ISDN)

ISDN is a flexible, switched digital network. The integrated nature of this network refers to the fact that ISDN can support many applications at the same time while using a single access point to the network. The ISDN network supports traditional telephony as well as various data applications such as videoconferencing, internet access and EFTPOS.

The ISDN network is available to 96% of the Australian population. ISDN provides an end to end digital connection that allows Telstra to deliver 64kbps connections to customers.

Intelligent network (IN) platforms

We operate a number of IN platforms that support a range of advanced services including:

    inbound services such as Freecall™ 1800,Priority® One3, Priority® 1300 and InfoCall® 190;
    calling card (Telecard™);
    prepaid card (Phoneaway®, Say G'Day™);
    information services numbers;
    number portability;
    advanced network routing; and
    screening functions.

Our inbound services are important to our major business customers because they support their call centre and customer service operations.

We also operate two additional IN platforms, one that provides the full range of enhanced features which support our Telstra Mobile products and the other that provides a selected range of IN services supported by TelstraClear Limited.

Data networks

We operate a number of data networks, including a:

    switched data network (SDN);
    national transaction switching network;
    digital data network; and
    dial IP platform.

Our SDN is comprised of 450 switches, linked to access multiplexers at more than 1,200 sites around Australia. Fiscal 2001 saw the first deployment of 2.5Gbps interstate transmission for the backbone of the SDN, which was carrying all traffic by the end of fiscal 2002. The SDN provides:

    public packet switching data services suitable for a wide range of data applications;
    site-to-site and multi-site WAN connectivity;
    national coverage for frame-relay data services from 64 kbps up to 45 Mbps;
    national coverage for ATM data services, supporting access rates from two Mbps to 622 Mbps; and
    IP-VPN services, supporting a range of access types and value-added features.

Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our ATM point to point connections currently range from 64kbps to 34Mbps and we expect to grow this to a full STM-1 line rate early in fiscal 2003. In addition, we are upgrading our customer reporting capabilities, to be able to monitor customer specific service level agreements in relation to ATM and frame relay.

Our wholesale customers use the SDN as a key element of their own retail offerings. Increasingly, we are using the SDN as a building block for other services, including dial IP, ADSL, our mobile networks and for connecting regional centres to our national internet backbone network via MegaPoP®.

Our national transaction switching network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.

Our digital data network provides dedicated site to site DDS, at speeds of up to two megabits per second. This network has extensive coverage across Australia.

Our dial IP platform supports dial-up access from the ISDN or public switched telephone networks to LANs, WANs and online data applications.

Fiscal 2003 will see the first large scale deployment of a data network carrying voice calls from the public telephone network. The initial deployment will potentially see thousands of interstate voice calls carried over ATM connections.

Internet Protocol (IP) networks

We operate a national internet backbone network. It is a fully IP-routed network, which provides the backbone for all our Telstra Internet Direct services, all Telstra BigPond™ internet offerings, as well as Telstra Wholesale's internet products.

Our internet backbone network connects to the rest of the internet via the international links provided by REACH and connects domestically via peering links with Australia's other main ISPs.

We operate two major internet data centres, one in Melbourne and one in Sydney. The computer server infrastructure in these centres controls access to the network and provides applications including email, news, chat, web hosting and games. The server infrastructure supports real time activation of customers and also provides billing functionality, service monitoring and surveillance. Caching servers are deployed to store and serve often requested internet content so that customers receive faster web page delivery and we are able to contain our internet traffic costs.

We have a platform supporting Telstra Wholesale and Telstra internet services. This has been used to provide a Telstra BigPond™ Home product with universal local call access across Australia. Telstra BigPond™ Home is now available throughout Australia with dial-up access at the cost of a local call.

We deliver our Wideband IP and Telstra Ethernet Metropolitan Area Network services through ethernet switches located in customer buildings and interconnected by a high speed network.

We have also implemented a core, carrier grade IP network known as the Routed Data Network (RDN). It consolidates 26, mostly small, IP networks used for customer traffic and internal purposes.

Broadband network

Telstra delivers broadband capability through a variety of technologies, using cable modem, ADSL and satellite services.

Our hybrid fibre co-axial cable broadband network passes 2.5 million homes. Approximately 70% of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with nodes capable of serving up to 1,200 customers each.

We designed the cable network to provide two way transmission for interactive services and high speed data transfer. The cable network provides pay television services and in most of the coverage areas also supports cable modems delivering broadband internet access.

ADSL is a broadband access technology using existing PSTN access infrastructure. We have three very fast broadband service options available to customers in ADSL enabled areas in Australia:

    an internet service for residential customers that allows customers to use the internet through their existing telephone lines without tying up the phone line or needing an additional line;
    an internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and
    a service for ISPs to provide their customers with ADSL internet access.

Since August 2000 we have been rolling out our broadband services and we have achieved our target coverage for fiscal 2002 of 804 ADSL enabled exchanges. We also offer broadband services via both a two way satellite service and a satellite download/dialup backchannel, in areas of Australia unable to access broadband via cable modem or ADSL.

Mobile telecommunications networks

We own and operate a number of networks for the provision of mobile telephone services that together cover more than 97.5% of the Australian population. We serve over 5.9 million services in operation (SIOs) with these networks. Through our investment in RWC, we also operate mobile services in Hong Kong.

In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum band. As at 30 June 2002, our GSM digital network in Australia had 56 mobile switches and base station controllers and 3,650 base stations. We are continuing to expand the capacity of the GSM network and the 295 new base stations established in fiscal 2002 provide additional capacity and enhance depth of coverage, while retaining our lead in breadth of coverage.

The GPRS service is available in the vast majority of our GSM network and provides "always on" data access to WAP and internet information services, as well as access to corporate customers' LANs and intranets.

Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage around double the area of the GSM network. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2002, there were 2,192 CDMA base stations nationally.

We also have a mobile radio packet data network operating to the Motorola DataTac protocol in major capital cities and in some large regional centres. This network services mobile electronic funds transfer systems and specialised data applications by allowing data to be sent to and received from large mainframe computer systems.

Electromagnetic energy (EME)

Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities, including handsets, may have adverse health consequences for users and the community.

We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to ensure the health and safety of the community and its employees.

We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (ARPANSA) and the World Health Organisation (WHO) for overall assessments of health and safety impacts. The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and their base stations when used in accordance with applicable standards.

Telstra Research Laboratories ensure that we have accurate and scientifically substantiated information and contribute to the national and international EME research program. In the last 10 years we have invested more than A$10 million in this program.

An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-Map software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-Map software to national and international health authorities as well as community and government organisations reflecting our commitment to sharing expertise and providing the community with easy to use solutions.

Telstra, WHO and the Australian Department of Health recently conducted a specialised EME training course for the Philippines Government as part of an international EME training program using our EME RF-Map software.

Australian carriers have also chosen our EME rooftop management process for an industry trial to standardise EME management and ensure compliance with the Australian Communications Authority (ACA) electromagnetic radiation framework.

Information processes and systems

We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:

    introducing new products to the market faster;
    further integrating our customer access technology and systems across channels; and
    reducing our overall IT costs.

We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:

    sales and marketing;
    customer ordering and provisioning;
    online access for customers;
    billing and credit management;
    service assurance;
    workforce management; and
    back office processes.

We are focused on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers we will focus on driving efficiency and adaptability across our delivery systems.

Information technology alliances

We have a 22.6% equity interest in IBM Global Services Australia Limited (IBMGSA), also owned by IBM Australia (54.4%) and Lend Lease (23%). We have outsourced our data centre mainframe and midrange operations and a proportion of our applications maintenance and enhancement activities to IBMGSA for a 10 year period from July 1997. In March 2001 we entered into major IT applications development outsourcing agreements with EDS Australia in relation to billing activities and shared databases and with Deloitte Consulting in relation to our enterprise resource planning stream which encompasses finance, personnel and administrative IT systems. In August 2002, Telstra entered into a strategic relationship with Sun Microsystems for the supply of core online platforms and systems to create a single online operating environment.

Property, plant and equipment

Overview

A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own approximately 5,369 freehold sites and occupy approximately 6,402 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes which is discussed in "Operating and Financial Review and Prospects - Contractual obligations and commercial commitments".

In August 2002, as a part of our comprehensive property strategy review, we sold seven office properties for A$570 million. We have entered into long term operating leases in relation to these properties.

Land access powers

The land access powers conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are more limited than those conferred by previous legislation. For this reason, in some circumstances we must obtain a number of consents, including the consent of the relevant town planning authority as well as from the owner of the land before network construction activities may commence. Where the construction activities are to occur on land where native title exists, the native title claimants and holders may also need to be involved. Obtaining these consents may cause delay to the commencement of construction.

In some circumstances where we rely on the land access powers conferred by the Telecommunications Act to carry out construction activities, or where native title exists, compensation may be claimed against us.

Environmental issues

Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste, including obsolete and decommissioned equipment, are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We minimise the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to mitigate the potential for significant impacts. Each decommissioned plant is screened for hazardous substances such as PCBs and CFCs prior to recycling and hazardous materials are disposed of in compliance with regulatory requirements. The divestment of sites undergoes environmental screening prior to sale and, if appropriate, remediation.

There are no current significant environmental issues that impede the utilisation or integrity of our network operation.